Exhibit 4.9

Execution Version

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of April 20, 2023 (this “Agreement”), is made by and between Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), and Daphne Huang (“Executive”), an individual.

WHEREAS, subject to the terms and conditions set forth herein, the Company desires to employ Executive and Executive wishes to continue to be employed with the Company on the basis set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree as follows:

1. Employment. The Company hereby offers, and Executive hereby accepts, continued employment, effective as of July 14, 2022 (the “Effective Date”).

2. Term. Executive’s employment hereunder shall be “at will” and terminable by the Company or Executive at any time for any reason or no reason. The term of Executive’s employment with the Company is hereafter referred to as the “Employment Term.”

3. Capacity and Performance.

(a) Reporting Line. During the Employment Term, Executive shall serve the Company as its Chief Financial Officer and will report to the Company’s Chief Executive Officer (“CEO”).

(b) Duties. Executive shall perform all duties and have all powers customarily incident to Executive’s office. Executive will be responsible for: (i) ensuring the business retains a positive financial outlook; (ii) managing departments involved in purchasing, pricing, investments, tax, debt management, and general accounting functions (including accounts receivable and accounts payable), internal control and external audit, as well as U.S. Securities and Exchange Commission filings and compliance; (iii) managing Company Group financials, expenditure and forecast reporting; (iv) ensuring financial compliance management; (v) overseeing internal controls and audits, analyst calls, and investor relationships; and (vi) coordinating with all Company Group departments with oversight on all new undertaking including mergers and acquisitions, ventures or partnerships. Executive shall render to the Company’s CEO, as requested, an account of all his or her work and of the state of the operations of the Company, and shall perform such other duties and may exercise such other powers as may be reasonably assigned by the CEO from time to time. Executive shall: (1) comply with the articles of association (as amended from time to time) of the Company; (2) abide by any statutory, fiduciary or common-law duties incident to Executive’s office and/or employment; (3) comply with all applicable laws, regulations, codes and sanctions regarding anti-bribery and anti- corruption; and (4) comply with all reasonable and lawful directions given to Executive by the CEO. Executive’s normal place of work is his or her home office or such other place as the Company may reasonably require for the proper performance of Executive’s duties. Executive shall ensure that he or she takes all necessary steps to ensure that his or her home office is a safe working environment and shall, upon reasonable, notice permit access for inspection by the Company. Executive shall also maintain such insurance relating to his or her office and the protection of Company property and Confidential Information as may be specified by the Company.

(c) Full-Time Engagement. During the Employment Term, Executive shall devote his or her full business time and his or her best efforts, business judgment, skill, and knowledge to the advancement of the business and interests of the Company Group and to the discharge of his or her duties and responsibilities hereunder. Executive shall not engage in any other business activity, other than personal investing, or serve in any industry, trade, professional, governmental position during the Employment Term. Notwithstanding the foregoing, Executive may serve in an academic position or serve on civic, trade association and charitable boards, so long as these activities do not interfere with Executive’s performance of his or her duties and responsibilities under this Agreement.

4. Compensation and Benefits. As compensation for all services Executive performs during the Employment Term, and subject to performance of Executive’s duties and of the obligations of Executive to the Company Group pursuant to this Agreement or otherwise, Executive will be entitled to the following compensation and benefits:

(a) Sign-on Bonuses. On August 16, 2022 (the “First Payment Date”), the Company paid Executive a sign-on bonus in the gross amount of $100,000.00 (One Hundred Thousand Dollars) (the “First Sign-on Bonus”). On the first regularly scheduled payroll date following July 14, 2023 (the “Second Payment Date” and, together with the First Payment Date, the “Payment Date”), the Company shall pay Executive a second sign-on bonus in the gross amount of $100,000.00 (One Hundred Thousand Dollars) (the “Second Sign-on Bonus” and, together with the First Sign-on Bonus, the “Sign-on Bonuses”). Executive shall not be entitled to the Second Sign-on Bonus if Executive’s employment is terminated for Cause, or Executive resigns without Good Reason, prior to the date that the Second Sign-on Bonus is paid. If the Company terminates Executive’s employment for Cause or Executive resigns from employment without Good Reason, in each case, at any time during the twelve (12)-month period following the applicable Payment Date, Executive shall promptly repay the Company a prorated amount of the applicable Sign-on Bonus equal to (i) the amount of the applicable Sign-on Bonus multiplied by (ii) a fraction, the numerator of which is the number of days from the Payment Date through the date of Executive’s termination of employment and the denominator of which is 365, less any applicable payroll deductions and tax withholding paid by Executive. The Company shall have the right to set off the amount owed by Executive to the Company pursuant to the foregoing sentence against any amounts owed by the Company to Executive on the date of termination.

(b) Base Salary. During the Employment Term, the Company shall pay Executive a base salary at the rate of $450,000.00 (Four-Hundred Fifty Thousand Dollars) per year (the “Base Salary”). The Company shall pay Executive according to the Company’s standard payroll practices, as they may change from time to time. The Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company (the “Board”) shall review Executive’s Base Salary each year during the Employment Term and may adjust such amount as it may deem advisable. The Base Salary shall be prorated for any partial year of employment during the Employment Term.

(c) Equity Incentives. Executive shall be eligible to participate in the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “Plan”) on the same terms as other senior executives of the Company. Pursuant to the Plan, and subject to the Plan’s terms and conditions and approval by the Board or the Compensation Committee (as applicable), the Company will grant Executive an annual restricted share units (“RSUs”) award with a value upon grant of $1,000,000.00 (One Million Dollars) based upon a price of $10.19 per share (rounded down to the nearest whole share) as soon as reasonably practicable after each anniversary of the Effective Date commencing with the first anniversary of the Effective Time in the 2023 calendar year. To be eligible to receive each annual RSU award, Executive must be continuously employed through the date of grant and must not have given the Company notice of intention to resign or received notice from the Company of termination. If granted, the annual RSU awards shall be fully vested on the date of grant. If there is any conflict between the terms of this Section 4(c) and Executive’s RSU award agreement, the terms of the RSU agreement shall prevail.

(d) Vacation and Sick Leave. During the Employment Term, Executive shall be entitled to four (4) weeks of paid vacation and five (5) paid sick leave days per full calendar year, subject to the terms and conditions set forth in the Company’s vacation and sick leave policies applicable to exempt executives, as amended from time to time.

(e) Other Benefits. During the Employment Term and subject to any contribution therefor generally required from executives of the Company, Executive shall be entitled to participate in the executive benefit plans from time to time in effect for executives of the Company generally. Such participation shall be subject to the terms of the applicable plan documents and generally applicable Company policies. The Company may alter, modify, terminate, add to, or delete, any of its executive benefit plans at any time as the Company, in its sole judgment, determines to be appropriate.

(f) Business Expenses. The Company shall pay or reimburse Executive for all reasonable, customary and necessary business expenses incurred or paid by Executive in the performance of his or her duties and responsibilities hereunder, upon submission of receipts or proper documentation in accordance with the Company’s policies.

5. Termination of Employment.

(a) Payments upon Termination of Employment. In the event of Executive’s termination of employment for any reason, during the Employment Term, the Company shall pay or provide to Executive or his or her designated beneficiary or, if no beneficiary has been designated by Executive, to his or her estate, (i) if earned but unpaid, any Sign-on Bonus amount owed under Section 4 of this Agreement, which shall be paid on the dates provided for in this Agreement; and (ii) any Final Compensation. “Final Compensation” means (A) the Base Salary earned but not paid through the date of termination, (B) pay for any vacation time earned but not used through the date of termination, (C) any business expenses incurred by Executive but un-reimbursed on the date of termination, provided that such expenses and required substantiation and documentation thereof are submitted within thirty (30) days following termination and that such expenses are reimbursable under the Company’s policies, and (D) vested benefits as required under applicable law or the terms of any applicable benefit plan, including the Plan and the applicable incentive plan. Upon payment of such amounts, the Company shall have no further obligation to Executive or Executive’s heirs (except for any severance amounts as set forth herein).

(b) Termination without Cause or Resignation for Good Reason. In the event the Employment Term is terminated by the Company without Cause or Executive resigns for Good Reason, then the Company shall provide Executive with: (i) any Sign-on Bonus owed under Section 4 as set forth above; (ii) any Final Compensation; (iii) severance pay in the form of (x) a lump sum payment equal to six (6) months’ Base Salary and (y) reimbursement by the Company of group health insurance premiums at such costs to Executive as would have applied in the absence of such termination for six (6) months following termination if Executive is eligible to continue Executive’s group health benefits under COBRA or any state law equivalent COBRA (and elects to continue such group health benefits) (the “Severance Pay”). Executive’s receipt of the Severance Pay is subject to (x) Executive’s written resignation from the Board and any officer positions effective within five (5) days after Executive’s employment terminates; (y) Executive’s execution and delivery of a release of claims in favor of the Company Group and their respective agents, officers, and directors, in substantially the form attached hereto as Exhibit “A” (the “Release”) and such Release becoming effective within twenty-one (21) days following the date of termination (such twenty-one (21)-day period, the “Release Execution Period”); and (z) Executive’s compliance with the covenants and obligations contained in this Agreement. The Severance Pay will be made beginning seven (7) days after any revocation period in the Release has expired and the first such payment shall include all payments that would have occurred had the Release become effective on the date Executive’s employment terminated.

(c) Cause. The term “Cause” means (i) Executive’s gross and willful misconduct in connection with the performance of his or her duties and responsibilities; (ii) Executive’s commission of fraud or embezzlement in connection with his or her duties hereunder; (iii) Executive’s material misrepresentation or a material act of dishonesty in connection with his or her duties hereunder; (iv) Executive’s conviction of, or a plea of guilty or nolo contendere to, (A) a felony, (B) a misdemeanor involving moral turpitude, deceit, dishonesty, or fraud, or (C) any other criminal charge (other than minor traffic violations) that has, or could be reasonably expected to have, a material adverse impact on the performance of Executive’s duties to the Company or any member of the Company Group; (v) Executive’s willful and repeated refusal or failure to follow specific, lawful, and reasonable written directions of the CEO that are consistent with his or her position and this Agreement; (vi) Executive’s breach of Executive’s fiduciary duties to the Company or any other Company Group; (vii) the Company’s reasonable determination that Executive has engaged in (v) unlawful discriminatory harassment of an employee, (x) unlawful retaliation against an employee for exercising rights protected under applicable law, (y) unlawful surveillance of an employee or unlawful violation of an employee’s privacy rights, or (z) conduct violating applicable law or the policies of the Company Group with respect to protection of workers in the workplace; or (viii) Executive’s material breach of this Agreement that causes material damage to the Company.

(d) Notice and Cure of Cause Condition. Except for a failure, breach, or refusal which, by its nature, is not reasonably susceptible of cure, Executive shall have thirty (30) calendar days from the delivery of written notice by the Company, which notice shall describe in reasonable detail the conduct alleged to constitute Cause, within which to cure any acts constituting Cause. The Company may place Executive on paid leave for up to forty (40) days while it is determining whether there is a basis to terminate Executive’s employment for Cause. Executive shall continue to be entitled to all compensation and benefits during any such paid leave. Any such action by the Company will not constitute Good Reason.

(e) Good Reason. The term “Good Reason” means, without Executive’s prior written consent, (i) a material breach by the Company of any provision of this Agreement; (ii) a material reduction of Executive’s Base Salary or the amount of any Sign-on Bonus opportunity, excluding a reduction of not more than ten percent (10%) generally affecting senior executives of the Company; (iii) material diminution in Executive’s title, position, duties, responsibilities or compensation or benefits, excluding for this purpose (x) an isolated, insubstantial and inadvertent action not taken in bad faith or any other action which is remedied by the Company promptly after receipt of notice thereof given by Executive or (y) a reduction in duties, title, authority or responsibilities solely by virtue of the Company being acquired and made part of a larger entity; or (iv) the Company’s relocation of Executive’s work location more than fifty (50) miles from Executive’s primary work location determined as of the Effective Date (provided, however, that a relocation by Executive of his or her home office to more than fifty (50) miles from Executive’s home office on the Effective Date shall not give rise to Good Reason).

(f) Notice and Cure of Good Reason Condition. In order to resign for Good Reason, Executive must give the Company written notice of the Good Reason condition within ninety (90) days of when Executive becomes aware of the Good Reason condition, allow the Company thirty (30) days to cure the Good Reason condition, and, if the Company fails to cure, resign within forty-five (45) days after giving the Company written notice of the Good Reason condition.

6. Effect of Termination upon Benefits. Except for benefits under COBRA or as required to be provided by applicable law, all benefits and entitlements to equity awards shall terminate pursuant to the terms of the applicable benefit plans based on the date of termination of Executive’s employment without regard to any continuation of Base Salary or other payment to Executive following such date of termination.

7. Confidential Information.

(a) Executive acknowledges that, during the Employment Term, Executive will have access to information about the Company and its affiliates (the “Company Group”) and that Executive’s employment with the Company shall bring Executive into close contact with confidential and proprietary information of the Company Group (“Confidential Information”). For purposes of this Agreement, “Confidential Information” means all non- public and proprietary information with commercial value in the business in which the Company Group is engaged, whether oral, written, or electronic, to which Executive is given access by the Company or is made available to Executive in connection with his or her work under this Agreement. By way of illustration but not limitation, “Confidential Information” includes: (i) inventions, confidential knowledge, any information that is considered a trade secret under the Defense of Trade Secrets Act or that falls within any applicable state trade secrets law, ideas, data, programs, works of authorship, know-how, improvements, discoveries, designs, techniques and sensitive business and/or technical information the Company Group receives from a third party under obligation to keep confidential; (ii) technical information relating to the Company Group’s existing and future products and services, including, where appropriate, manufacturing techniques and procedures, production controls, software, firmware, information, patent disclo- sures, patent applications, development or experimental work, formulae, engineering or test data, product specification and part lists, names of suppliers, structures, models, techniques, processes and apparatus relating to the same disclosed by the Company Group to Executive or obtained by Executive through observation or examination of information or developments; (iii) confidential marketing information (including marketing strategies, customer names and requirements and product and services, prices, margins and costs); (iv) confidential future product plans; (v) confi- dential financial information provided to Executive by the Company Group; (vi) personnel information (including employee compensation); (vii) any information which is identified as confidential by the Company Group (or its customers or third parties); and (viii) other confidential business information. Confidential Information shall not include: (w) information in the public domain not as a result of breach of any duty by Executive or any other person; (x) information published or disseminated by the Company Group without restriction to persons other than Executive; (y) information recognized as being part of Executive’s general skills, experience, and know-how; or (z) information identified in writing by the Company as not being Confidential Information.

(b) In recognition of the foregoing, Executive agrees, at all times during the Employment Term and thereafter, to hold in confidence, and not to use, except for the benefit of the Company, or to disclose to any Person without written authorization of the Company, any Confidential Information. For purposes of this Agreement, “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(c) Nothing in this Agreement shall prohibit or impede Executive from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that, in each case, such communications and disclosures are consistent with applicable law. Executive understands and acknowledges that an individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that is made (i) in confidence to a Federal, State, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Executive understands and acknowledges further that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order. Notwithstanding the foregoing, under no circumstance will Executive be authorized to disclose any information covered by attorney-client privilege or attorney work product of the Company Group without prior written consent of the Board or other officer designated by the Board, unless otherwise permitted by the applicable whistleblower provisions of any law or regulation. Executive does not need the prior authorization of (or to give notice to) the Company regarding any communication, disclosure, or activity permitted by this subsection.

8. Ownership and Assignment of Intellectual Property.

(a) Executive agrees that Executive will, without additional compensation, promptly make full written disclosure to the Company, and will hold in trust for the sole right and benefit of the Company all developments, original works of authorship, inventions, concepts, know-how, improvements, trade secrets, and similar proprietary rights, whether or not patentable or registrable under copyright or similar laws, which Executive may (or have previously) solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the Employment Term, whether or not during regular working hours, provided they either (i) relate at the time of conception or reduction to practice of the invention to the business of the Company Group, or actual or demonstrably anticipated research or development of the Company Group; (ii) result from or relate to any work performed for the Company Group; or (iii) are developed through the use of equipment, supplies, or facilities of the Company Group, or any Confidential Information, or in consultation with personnel of the Company Group (collectively referred to as “Developments”). Executive further acknowledges that all Developments made by Executive (solely or jointly with others) within the scope of and during the Employment Term are “work made for hire” within the meaning of Section 101 of the U.S. Copyright Act (to the greatest extent permitted by applicable law) for which Executive is, in part, compensated by Executive’s Base Salary, unless regulated otherwise by law, but that, in the event any such Development is deemed not to be a work made for hire, Executive hereby irrevocably assigns to the Company, or its designee, all Executive’s right, title, and interest anywhere throughout the world in and to any such Developments.

(b) Executive agrees to assist the Company, or its designee, at the Company’s expense, in every way to secure the rights of the Company in the Developments and any copyrights, patents, trademarks (including the goodwill attached thereto), service marks, database rights, domain names, mask work rights, moral rights, and other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, recordations, renewals, extensions, and all other instruments that the Company shall deem necessary in order to apply for, obtain, maintain, renew, extend, and transfer such rights and in order to assign and convey to the Company the sole and exclusive right, title, and interest in and to such Developments, and any intellectual property and other proprietary rights relating thereto. Executive further agrees that Executive’s obligation to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of the Employment Term until the expiration of the last such intellectual property right to expire in any country of the world; provided, however, that the Company shall reimburse Executive for Executive’s reasonable expenses incurred in connection with carrying out the foregoing obligation and, following termination of employment of the Employment Term, shall compensate Executive for Executive’s time incurred in connection with carrying out Executive’s obligations under this Section 8 following such termination of at an hourly rate based upon Executive’s Base Salary as of immediately prior to Executive’s termination of employment. If the Company is unable because of Executive’s mental or physical incapacity or unavailability for any other reason to secure Executive’s signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Developments or original works of authorship assigned to the Company as above, then Executive hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as Executive’s agent and attorney in fact to act for and in Executive’s behalf and stead to execute and file any such applications or records and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance, renewal, extension, and transfer of letters patent or registrations thereon with the same legal force and effect as if originally executed by Executive. Executive hereby waives and irrevocably quitclaims to the Company any and all claims, of any nature whatsoever, that Executive now or hereafter have for past, present, or future infringement of the Developments and any and all proprietary rights assigned by Executive to the Company.

9. Non-Compete. During Executive’s employment with the Company, and for a period of twelve (12) months following termination of Executive’s employment for any reason (collectively, the “Restricted Period”), Executive shall not, individually or jointly, directly or indirectly, (i) engage in or assist others in engaging in any business that is competitive with the Business of the Company Group anywhere in the continental United States or in Taiwan (collectively, the “Restricted Territory”); (ii) have an interest in any Person that engages directly or indirectly in the Business in the Restricted Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee, or executive; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after Executive’s employment with the Company Group) between the Company Group and customers, suppliers, or other business relations of the Company Group. Notwithstanding the foregoing, Executive may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange so long as Executive is not a controlling Person of, or a member of a group that controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person. This non-competition provision shall not apply if Executive’s employment is terminated without Cause or resigns for Good Reason. For purposes of this Agreement, “Business” means (x) Edge Computing Technologies, Technologies in or using Edge Artificial Computing, Artificial Intelligence, Intelligent Video Analytics, and OT Security Solutions and Services and (y) any other activity that competes with any other business or activity conducted or developed by the Company Group, or that the Company Group anticipates conducting or developing, as of the date of Executive’s termination of employment.

10. Non-Solicitation/Non-Dealing. During the Restricted Period, Executive will not directly or indirectly (a) solicit from any Protected Customer any business that is comparable or similar to any products or services provided by the Company Group; (b) request or advise any Protected Customer to curtail, cancel, or withdraw its business from the Company Group; (c) aid in any way any other entity in obtaining business from Protected Customer that is comparable or similar to any products or services provided by the Company Group; or (d) otherwise interfere with any transaction, agreement, business relationship, and/or business opportunity between the Company Group and any customer or potential customer of the Company. For purposes of this Agreement, “Protected Customer” means any person or entity who was or is a customer or potential customer of the Company Group at any time during Executive’s employment with the Company Group and (i) with whom Executive dealt on behalf of the Company Group; (ii) whose dealings with the Company Group were coordinated or supervised by Executive; (iii) about whom Executive obtained Confidential Information as a result of Executive’s association with the Company Group; (iv) to whom Executive provided services or (v) who received products or services the sale or provision of which resulted in compensation, commissions or earnings for Executive.

11. Return of Documents. All apparatus, computers, computer files and media, data, documents, drawings, engineering log books, equipment, inventor notebooks, programs, prototypes, records, samples, equipment and other information and physical property, whether or not pertaining to Confidential Information, furnished to Executive by the Company Group, or produced by Executive or others in connection with Executive’s employment with the Company Group, shall be and remain the sole property of the Company. In the event of Executive’s termination of employment hereunder for any reason, or upon the Company’s request during Executive’s employment with the Company, Executive shall deliver to the Company, or destroy, as requested by the Company, (and will not keep in Executive’s possession, recreate, or deliver to anyone else) any and all Confidential Information and all other documents, materials, information, and property developed by Executive pursuant to Executive’s employment hereunder or otherwise belonging to the Company Group.

12. Independence; Severability; Blue Pencil. Each of the rights enumerated in Error! Reference source not found. shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to the Company at law or in equity. If any of the provisions of this Agreement or any part of any of them is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of this Agreement, which shall be given full effect without regard to the invalid portions. If any of the covenants contained herein are held to be invalid or unenforceable because of the duration of such provisions or the area or scope covered thereby, each of the Company and Executive agree that the court making such determination shall have the power to reduce the duration, scope, and/or area of such provision to the maximum and/or broadest duration, scope, and/or area permissible by law, and in its reduced form said provision shall then be enforceable.

13. Injunctive Relief. Executive expressly acknowledges that any breach or threatened breach of any of the terms and/or conditions set forth in this Agreement will result in substantial, continuing, and irreparable injury to the Company and that monetary damages will be inadequate to compensate the Company for such breach. Therefore, Executive hereby agrees that, in the event of a breach or threatened breach by Executive of this Agreement, the Company, in addition to and not in limitation of any other rights, remedies or damages available to the Company at law or in equity, shall be entitled to a temporary restraining order, preliminary injunction and/or permanent injunction, without the necessity of posting of a bond, in order to prevent or to restrain any such breach by Executive, or by any or all of Executive’s partners, employers, employees, contractors, servants, agents, representatives and any and all persons directly or indirectly acting for, on behalf of or with Executive. Notwithstanding the parties’ agreement to arbitrate below, neither party waives the right to seek, from a court of competent jurisdiction, such injunctive relief in cases in which such injunctive relief would otherwise be authorized by law. The prevailing party in any legal action relating to or arising out of this Agreement shall be entitled to recover its reasonable attorneys’ fees and costs. Notwithstanding any other provision to the contrary, Executive acknowledges and agrees that the Restricted Period shall be tolled during any period of violation of any of the covenants in this Agreement and during any other period required for litigation during which the Company or any other member of the Company seeks to enforce such covenants against Executive if it is ultimately determined that Executive was in breach of such covenants.

14. Representations and Covenants of Executive; Advice of Counsel.

(a) Executive Authority to Enter into Agreement. Executive hereby represents and warrants that (i) Executive has the full right, authority and capacity to enter into this Agreement and to perform Executive’s obligations hereunder, (ii) the execution of this Agreement and the performance of his or her obligations hereunder will not breach or be in conflict with any other agreement to which Executive is a party or is bound and (iii) Executive is not now subject to any covenants against competition or similar covenants, any court order or other legal obligation, or other agreement that would affect the performance of his or her obligations hereunder or would otherwise conflict with, prevent or restrict the full performance of Executive’s duties and obligations to the Company hereunder during or after the Employment Term. Executive covenants that he or she will not disclose or use on behalf of the Company any proprietary information of a third party without such party’s consent.

(b) Executive Advised to Consult Counsel. Prior to execution of this Agreement, Executive was advised by the Company of Executive’s right to seek independent advice from an attorney of Executive’s own selection regarding this Agreement. Executive acknowledges that Executive has entered into this Agreement knowingly and voluntarily and with full knowledge and understanding of the provisions of this Agreement after being given the opportunity to consult with counsel. Executive further represents that in entering into this Agreement, Executive is not relying on any statements or representations made by the Company Group’s members, managers, directors, officers, executives or agents which are not expressly set forth herein, and that Executive is relying only upon Executive’s own judgment and any advice provided by Executive’s attorney.

15. Withholding; Section 409A.

(a) Payments Subject to Withholding. All payments and benefits made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

(b) I.R.C. § 409A. For purposes of this Agreement, “Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in effect from time to time. The parties intend that this Agreement is intended to meet, or be exempt from, the requirements of Section 409A, and shall be interpreted and construed consistent with that intent. Notwithstanding anything in this Agreement to the contrary, in the event that Executive is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) and the Treasury Regulations thereunder, no payments hereunder that are “deferred compensation” subject to Section 409A and are payable upon Executive’s “separation from service” (as defined in Section 409A) shall be made to Executive prior to the date that is six (6) months after the date of Executive’s “separation from service” (as defined in Section 409A) or, if earlier, Executive’s date of death. Following any applicable six (6)-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A that is also a business day. For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate payment. For purposes of this Agreement, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment” (and substantially similar phrases) shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A. To the extent that any reimbursements under this Agreement are taxable to Executive, any such reimbursement payment due to Executive shall be paid to Executive as promptly as practicable consistent with Company practice following Executive’s appropriate itemization and substantiation of expenses incurred, and in all events on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements under this Agreement are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that Executive receives in one taxable year shall not affect the amount of such benefits or reimbursements that Executive receives in any other taxable year. Notwithstanding anything herein to the contrary, the Company shall have no liability to Executive or to any other person if the payments and benefits provided in this Agreement that are intended to be exempt from or compliant with Section 409A are not so exempt or compliant, as applicable.

16. Assignment. Neither the Company nor Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of Executive in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into, any entity, or transfer all or substantially all of its properties or assets to any entity.

17. Assumption by Any Surviving Company. Notwithstanding Section 16, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to all or substantially all of its business or assets.

18. Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

19. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

20. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (a) when so delivered personally, (b) when sent, with affirmative confirmation of receipt, if sent by email, (c) one (1) business day after being sent, if sent by reputable, internationally recognized overnight courier service or (d) three (3) business days after the date of mailing by registered or certified mail (prepaid and return receipt requested), in any case, to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

If to the Company:

Gorilla Technology Group Inc.

Attn: Hee-Won Choi, Global Head of People & Human Resources

Meridien House,

42 Upper Berkeley Street,

Marble Arch, London, UK W1H 5QJ

With a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

Attn: Matthew Oresman, Esq.

1200 Seventeenth Street NW

Washington, DC 20036

Email: matthew.oresman@pillsburylaw.com

If to Executive:

Daphne Huang

At the address on the Company’s records.

Such addresses listed above may be changed from time to time by either party by providing written notice to the other in the manner set forth above.

21. Miscellaneous.

(a) Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by an expressly authorized representative of the Company.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of Executive’s employment.

(c) Survival of Provisions. Those provisions and obligations of this Agreement which are intended to survive shall survive notwithstanding termination of Executive’s employment.

(d) Headings. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

(e) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

(f) Governing Law; Venue. The provisions of this Agreement shall be governed by and construed in accordance with the laws of the state of Executive’s principal place of work for the Company, without giving effect to its principles of conflicts of laws, provided, however, that the arbitration provisions of this Agreement shall be governed solely by the Federal Arbitration Act, 9 U.S.C. § 1-4. Any dispute arising out of or related to this Agreement which is not arbitrated will be litigated exclusively in the federal or state courts located within fifty (50) miles of Executive’s principal place of work for the Company, and the parties hereby consent and submit to the jurisdiction and venue of such courts.

22. Arbitration of Disputes.

(a) Arbitration. The Company and Executive agree that, to the maximum extent permitted by law, and except as noted in this Section 22, any controversy, claim or dispute arising out of or related to Executive’s employment with the Company, or the termination thereof, shall be submitted to, and determined exclusively by, binding arbitration under the Federal Arbitration Act. The claims covered by this Agreement to arbitrate include, but are not limited to, claims for wrongful termination, unpaid wages or compensation, breach of contract, torts, violation of public policy, claims for harassment or discrimination (including, but not limited to, race, sex, religion, national origin, age, marital status, medical condition, disability, or sexual orientation), claims for benefits (except where an employee benefit or pension plan specifies a procedure for resolving claims different from this one), claims for physical or mental harm or distress, or any other employment-related claims under any federal, state or other governmental law, statute, regulation or ordinance, including, but not limited to, Title VII of the U.S. Civil Rights Act of 1965, the U.S. Americans With Disabilities Act, the U.S. Age Discrimination in Employment Act, and any other statutes or laws relating to an employee’s relationship with the employer, and claims related to this Agreement.

(b) This agreement to arbitrate recognizes the rights and responsibilities of government agencies, including but not limited to, the Equal Employment Opportunity Commission and state agencies, to enforce the statutes which come under their jurisdiction. This agreement to arbitrate is not intended to prevent Executive from initiating or participating in any investigation or proceeding conducted by these government agencies. Nothing in this agreement to arbitrate is intended to require Executive to arbitrate allegations or claims of unlawful sexual assault, harassment or any other dispute for which mandatory pre-dispute arbitration agreements are prohibited by applicable law, nor has Executive waived his or her right to bring class-wide claims with respect to sexual assault or sexual harassment claims. In addition, nothing in this agreement to arbitrate is intended to limit any right Executive may have to file a charge with or obtain relief from the National Labor Relations Board or to file a claim for workers’ compensation benefits and unemployment compensation benefit with the appropriate government agency.

(c) Arbitration Rules. The arbitration shall be conducted by the American Arbitration Association (“AAA”) under the AAA’s Employment Arbitration Rules and Mediation Procedures (provided, however, that the arbitrator shall allow for discovery sufficient to adequately arbitrate any claims including access to documents and witnesses) before a single arbitrator. The arbitration shall take place within fifty (50) miles of Executive’s principal place of work for the Company. Any dispute regarding the validity, scope or enforceability of this agreement, or concerning the arbitrability of a particular claim, shall be resolved by an arbitrator, not a court. All fees and expenses relating to any arbitration (including, without limitation, the reasonable legal fees and expenses of the prevailing party and expert witness fees) arising pursuant hereto shall be paid by the non-prevailing party, and the arbitrator shall include an award of such amounts in its decision. Notwithstanding the foregoing, the Company shall pay for any administrative or filing fees, including the arbitrator’s fee, that Executive would not have otherwise incurred if the dispute was adjudicated in a court of law, rather than through arbitration. All proceedings and decisions of the arbitrator shall be maintained in confidence to the extent legally permissible and shall not be made public by any party or the arbitrator without the prior written consent of all parties to the arbitration, except as the law may otherwise require. The arbitrator shall issue a written arbitration decision stating the arbitrator’s essential findings and conclusions upon which any award is based. A party’s right for review of the decision is limited to grounds provided under applicable law. Should any term or provision, or portion thereof, be declared void or unenforceable it shall be severed, and the remainder of this agreement shall be enforceable.

(d) No Joinder with Other Parties’ Claims. Executive and the Company agree that, except as set forth above in Section 22(b), to the fullest extent permitted by law, any claims any party might pursue against the other in arbitration under this Agreement shall be brought in the individual capacity of Executive or the Company. This Agreement shall not be construed to allow or permit the consolidation or joinder of claims of other claimants, or to permit such claims to proceed as a class or collective action. No arbitrator shall have the authority under this agreement to order any such class or collective action. Executive agrees to waive any substantive or procedural rights that Executive may have to bring or participate in an action brought on a class or collective basis. If, under applicable law, a representative claim under the California Private Attorneys General Act (“PAGA”) is found to be unwaivable and such an action is pursued in court, Executive and the Company agree that any such PAGA claim will be severed and stayed pending resolution of claims that are arbitrable.

(c) Waiver of Jury Trial. EXECUTIVE UNDERSTANDS THAT, BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH EXECUTIVE AND THE COMPANY GIVE UP THEIR RIGHTS TO TRIAL BY JURY OF ANY CLAIM EXECUTIVE OR COMPANY MAY HAVE AGAINST EACH OTHER.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the Company’s duly authorized representative and by Executive as of the date first above written.

GORILLA TECHNOLOGY GROUP INC.		EXECUTIVE

By:	/s/ Jayesh Chandan	/s/ Daphne Huang
	Jayesh “Jay” Chandan	Daphne Huang
Chief Executive Officer and Chairman

EXHIBIT A

General Release and Covenant Not to Sue

TO ALL WHOM THESE PRESENTS SHALL COME OR MAY CONCERN, KNOW THAT:

1. Daphne Huang (“Executive”), on Executive’s own behalf and on behalf of Executive’s descendants, dependents, heirs, executors and administrators and permitted assigns, past and present, in consideration for the amounts payable and benefits to be provided to Executive under that Employment Agreement, dated as of                  , 2023 (the “Employment Agreement”), by and between Executive and Gorilla Technology Group Inc. (“Company”), does hereby covenant not to sue or pursue any litigation or arbitration against, and waives, releases and discharges the Company, its assigns, affiliates, subsidiaries, parents, predecessors and successors, and the past and present employees, officers, directors, representatives and agents of any of them (collectively, the “Releasees”), from any and all legally waivable claims, demands, rights, judgments, defenses, actions, charges or causes of action whatsoever, of any and every kind and description, whether known or unknown, accrued or not accrued, that Executive ever had, now has or shall or may have or assert as of the date of this General Release and Covenant Not to Sue (this “Release”) against the Releasees relating to his or her employment with the Company or the termination thereof, or his or her service as an officer or director of the Company or of any subsidiary or affiliate of the Company, or the termination of such service, including, without limiting the generality of the foregoing, any claims, demands, rights, judgments, defenses, actions, charges or causes of action related to employment or termination of employment or that arise out of or relate in any way to the U.S. Age Discrimination in Employment Act of 1967 (“ADEA”), the U.S. National Labor Relations Act, the U.S. Civil Rights Act of 1991, the U.S. Americans With Disabilities Act of 1990, Title VII of the U.S. Civil Rights Act of 1964, the U.S. Employee Retirement Income Security Act of 1974, the Family and Medical Leave Act, the U.S. Sarbanes-Oxley Act of 2002, all as amended, and any other Federal, state and local law relating to discrimination or harassment on the basis of age, sex or other protected class, wages and hours, or leave from work, and all claims under Federal, state or local laws for express or implied breach of contract, wrongful discharge, defamation, intentional infliction of emotional distress, and any related claims for attorneys’ fees and costs; provided, however, that nothing herein shall release the Company from (a) its obligation to pay the amounts, and provide the benefits, upon which this Release is conditioned, (b) any rights Executive may have to indemnification under any law, charter, or by-laws (or similar documents) of, or any agreement with, any member of the Releasees, (c) any right or claim of contribution Executive may have with respect to any third-party claim, (d) any insurance coverage under any directors’ and officers’ insurance or similar policies, (e) vested benefits accrued under any of the Company’s or any affiliate’s benefit plans, or (f) expenses to be reimbursed by the Company or any affiliate to Executive pursuant to the terms of the Company’s expense reimbursement policy. In addition, nothing in this Release shall constitute a waiver or release by Executive of (i) any rights or claims arising after the date Executive executes this Release, or (ii) Executive’s right to file an application for an award for original information submitted pursuant to Section 21F of the Securities Exchange Act of 1934, as amended. In addition, this Release does not cover any claims that cannot be waived at law, and Executive is not releasing herein any rights to file a charge with the Equal Employment Opportunity Commission or any other governmental administrative agency. Executive is, however, waiving any right to reinstatement should the Equal Employment Opportunity Commission or any other governmental administrative agency pursue any claims on Executive’s behalf.

2. Executive further agrees that this Release may be pleaded as a full defense to any action, suit or other proceeding covered by the terms hereof that is or may be initiated, prosecuted or maintained by Executive or Executive’s heirs or assigns.

3. [In furtherance of the agreements set forth above, Executive hereby expressly waives and relinquishes any and all rights under any applicable statute, doctrine, or principle of law, restricting the right of any person to release claims that such person does not know or suspect to exist at the time of executing a release, which claims, if known, may have materially affected such person’s decision to give such a release. Accordingly, Executive expressly waives all rights under Section 1542 of the California Civil Code, which states, “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” In connection with such waiver and relinquishment, Executive acknowledges that Executive is aware that Executive may hereafter discover claims presently unknown or unsuspected, or facts in addition to or different from those that Executive now knows or believes to be true, with respect to the matters released herein. Nevertheless, it is the intention of Executive to release all such matters fully, finally and forever, and all claims relating thereto, that now exist, may exist, or heretofore have existed, as specifically provided herein. Executive acknowledges and agrees that this waiver shall be an essential and material term of the release contained above. Nothing in this paragraph is intended to expand the scope of the release as specified herein.]1

4. This Release shall be governed by and construed in accordance with the laws of the state of Executive’s principal place of work for the Company applicable to agreements made and to be performed entirely within such state without regard to principles of conflicts of laws; provided, however, that the arbitration provisions of the Employment Agreement shall be governed solely by the Federal Arbitration Act. Any dispute arising out of or related to this Release which is not arbitrated will be litigated exclusively in the federal or state courts located within fifty (50) miles of Executive’s principal place of work for the Company, and the parties hereby consent and submit to the jurisdiction and venue of such courts.

5. To the extent that Executive is forty (40) years of age or older, this paragraph shall apply. Executive acknowledges that Executive has been offered a period of time of at least twenty-one (21) days to consider whether to sign this Release, and the Company agrees that Executive may revoke this Release at any time during the seven (7) days following the date on which this Release has been signed by Executive. To cancel or revoke this Release, Executive must deliver to the Company written notice stating that Executive is canceling or revoking this Release. If this Release is timely cancelled or revoked, none of the provisions of this Release shall be effective or enforceable and the Company shall not be obligated to make the payments to Executive or to provide Executive with the other benefits described in Section 5 of the Employment Agreement, and all contracts and provisions modified, relinquished or rescinded hereunder shall be reinstated to the extent in effect immediately prior hereto. Executive is hereby advised to seek legal counsel prior to signing this Release.

6. Executive acknowledges and agrees that Executive has entered into this Release voluntarily, knowingly and willingly and has had ample opportunity to consider the terms and provisions of this Release.

[1]	Insert for executives located in California.

IN WITNESS WHEREOF, the undersigned has caused this General Release and Covenant Not to Sue to be executed on this                   day of                 , 20 .

Daphne Huang